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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-7935
CUSIP NUMBER 460254-10-5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

International Rectifier Corporation
Full Name of Registrant

N/A
Former Name if Applicable

233 Kansas Street
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported by International Rectifier Corporation (the “Company”) on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 9, 2007, on Form 8-K/A  and Form 12b-25, both filed with the SEC on May 11, 2007, and on Form 8-K and Form 12b-25, both filed with the SEC on August 31,2007, the Audit Committee of the Company’s Board of Directors has determined that the Company’s financial statements for its fiscal quarters ended September 30, 2003 through December 31, 2006 and for its fiscal years ended June 30, 2004 through June 30, 2006 should not be relied upon. The Audit Committee also found material weaknesses in internal control over financial reporting for such periods and that management’s report on internal control over financial reporting for the fiscal years ended June 30, 2005 and June 30, 2006 contained in its public reports should not be relied upon.

The matters that prevent the Company from filing its quarterly report on Form 10-Q within the prescribed time period consist of the following:

RECONSTRUCTION OF THE FINANCIAL RECORDS OF THE COMPANY’S SUBSIDIARY IN JAPAN

The previously reported investigation conducted by independent investigators hired by outside legal counsel engaged by the Audit Committee of the Company’s Board of Directors identified practices at the Company’s subsidiary in Japan that involved circumvention of established controls and procedures to record false or premature sales by, among other things, creating fictitious customer purchase orders in the existing control system, as more fully described in the Company’s Form 12b-25 filed August 31, 2007. The Company is implementing new controls at the subsidiary in Japan, as also described in the August 31, 2007 Form 12b-25. The Company has retained an independent accounting firm (other than the Company’s independent registered public accounting firm) to assist in the reconstruction of the Company’s Japan subsidiary financial records, including its revenue, cost of sales, accounts receivable and inventory. This effort is complex and employs methodologies based in part on third party records or confirmations and has not yet been completed.

In addition, in the process of reconstructing  the Japan subsidiary’s financial statements, the Company found that certain fictitious customer invoices were sold as part of the Japan subsidiary’s accounts receivable financing facilities. These accounts receivable sales were in an aggregate amount of up to $23 million per quarter in the Company’s fiscal years 2006 and 2007. Notwithstanding the nature of the invoices, the invoices were satisfied in ordinary course and no amounts have been outstanding under these accounts receivable financing facilities since the end of July 2007. The Company plans to reflect these sales as advances against the Company’s accounts receivable financing facilities and as short-term debt for the relevant periods.

TAX MATTERS

The analysis, assisted by an independent accounting firm (other than the Company’s independent registered public accounting firm), of the tax issues related to the Company’s transfer pricing methodology and other matters referred to in the August 31, 2007 Form 12b-25 has resulted in the Company filing qualified amended U.S. federal income tax returns for fiscal years 2004 through 2006. In conjunction with the qualified amended tax returns, and extensions related to federal and state income tax returns for the fiscal year ended June 30, 2007, the Company has remitted income taxes and interest in the aggregate of $74 million to the Internal Revenue Service and various state revenue agencies during its fiscal quarter ended September 30, 2007. The Company believes it may be entitled to refunds from the taxing authorities in certain foreign jurisdictions and owe additional taxes in other jurisdictions. The Company is currently determining the tax amounts and preparing the amended tax returns to claim the tax refunds or pay additional taxes. As of the date of this filing, the calculations remain to be completed and amended returns remain to be prepared and filed. The Company believes, but can not give any assurance, that it will receive a net refund from such foreign jurisdictions. Additionally, the Company cannot predict the time at which any refunds will be received. The Company is in the process of determining the income tax provision impact of these adjustments and anticipates its effective tax rate to be higher than previously reported.

The Company is also analyzing its accounting for the elimination of inter-company profit for products sold to subsidiaries that remain within the group at the end of the reporting period. Previously, the Company’s practice had been to eliminate inter-company profit, net of tax, upon consolidation. The Company is now reviewing its treatment under SFAS 109, “Accounting for Income Taxes”. The Company will include any impact of the inter-company profit accounting adjustments in its overall review and restatement of its tax provisions.

RESTRUCTURING

The investigation into the Company’s public reporting of restructuring activities as reported in the Company’s August 31, 2007 Form 12b-25 is substantially complete. The resulting adjustments to the income statement will primarily reflect (1) the reclassification of approximately $31 million of manufacturing costs from the consolidation of certain facilities to cost of goods sold from impairment, restructuring, severance and other charges, and (2) the reclassification of approximately $20 million of non-restructuring related charges to selling, general and administrative, research and development or other expense line items from impairment, restructuring, severance and other charges on the statement of operations. The Company intends to clarify the presentation of the manufacturing-related restructuring costs charged to cost of goods sold in the relevant footnote to the consolidated financial statements.

CONTINUING INVESTIGATION

As of the date of this filing, the Audit Committee investigation continues. At this time there can be no assurance that the continuing investigation will not develop additional issues that may have a material impact on the Company or its financial statements. Any further material developments will be reported at a later date.

STATUS OF RESTATEMENT OF FINANCIAL STATEMENTS

The efforts to reconstruct the financial records of the Company’s subsidiary in Japan, calculate the taxes owed and amend the tax returns in the various foreign jurisdictions, assess the likelihood of recovery in accordance with SFAS No. 109 and FIN 48, and to report these matters in the Company’s financial statements are continuing. These matters will be reflected in the restated financial statements for the periods previously described. Should the ongoing investigation identify practices similar to those in Japan at other Company locations, or should other accounting irregularities be identified in the final phases of the investigation, additional efforts may be necessary to finalize the restatement of the financial statements, but in any event, the Company does not expect to complete the restatements or file the Form 10-Q for the fiscal quarter ended March 31, 2007, the Form 10-K for the fiscal year ended June 30, 2007, or the Form 10-Q for the fiscal quarter ended September 30, 2007, within the time extension for filing its fiscal first quarter 2008 ended September 30, 2007. The Company plans to file its Form 10-K for the fiscal year ended June 30, 2007 and the previously referenced interim reports as promptly as practicable after the completion of the matters described herein.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Donald R. Dancer	(310)	726-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Periodic Report on Form 10-Q for the Quarter ended March 31, 2007; Annual Report on Form 10-K for fiscal year ended June 30, 2007

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is reconstructing, with the assistance of an independent accounting firm (other than the Company’s independent registered public accounting firm), the affected previously-reported financial statements to eliminate the effects of errors, misclassifications, tax matters and other practices and matters described in Part III above. At this time, the Company has concluded that, because the restatement of the fiscal quarter ended September 30, 2006 has not been completed and several unsettled matters relating to the fiscal quarter ended September 30, 2007, it cannot make a reliable estimate of the results of operation for either the fiscal quarter ended September 30, 2006 or the fiscal quarter ended September 30, 2007, or of the change between those corresponding fiscal periods.

The factors affecting the ability of the Company to make a reasonable estimate at this time include, without limitation, (i) the difficulty in determining the magnitude and timing of the impact of the described practices in Japan quarter by quarter on the Company’s financial statements, (ii) the irregularities and inconsistencies in the recordkeeping caused by the described practices in Japan, (iii) the fact that such records are primarily in a foreign language, (iv) the difficulties in reconstructing detail transactions, (v) the complexities of determining tax amounts, preparing amended tax returns to claim refunds or pay additional taxes in various foreign and local jurisdictions,  assessing the appropriate revenue sources and the interactions of various taxing jurisdictions’ tax rates and related tax credits, and determining the income tax provision impact of any tax  adjustments, and (vi) the completion of the Audit Committee’s investigation and the evaluation of the results, among other things.

The Company is providing the following preliminary information related to liquidity and certain other matters. The reader is cautioned that this information is not final and will be potentially impacted by any other matters that may arise from the investigation and completion of the Company’s review and reconstruction in progress.

As of the Company’s fiscal quarter ended September 30, 2007, the Company anticipates it will report approximately $760 million in cash, cash equivalents and investments compared to $1.1 billion as of the Company’s fiscal quarter ended September 30, 2006. The Company’s total debt balance is expected to be reported at $0.6 million for the fiscal quarter ended September 30, 2007. During the third and fourth quarters of fiscal 2007, the Company reduced debt by $81 million, in addition to the payment of the Notes described below in the amount of $550 million.

As described more fully in the Company’s Current Report on Form 8-K filed by the Company with the SEC on April 9, 2007, in connection with the sale of its PCS business, the Company received $283 million, net of divestiture-related expenses, and plans to record a substantial gain, net of charges, during the six months ended June 30, 2007.

On July 13, 2007, the Company timely funded the payment at maturity of its 4-1/4% Convertible Subordinated Notes due 2007 (the “Notes”), in the principal amount of $550 million. The funding included a final interest payment of $12 million. In connection with the final maturity and payment of the Notes, the Company will record $6 million of non-cash charge from the concurrent termination of related interest rate swap transactions during the fiscal first quarter 2008 ended September 30, 2007.

During the fiscal quarter ended September 30, 2007, the Company remitted to the U.S. Internal Revenue Service cash tax payments, including interest in the amount of $5.6 million, with respect to the Tax Matters described in Part III in the amount of $74 million. The changes in the Company’s tax liabilities that may be required to be recorded will require a restatement of tax liabilities and tax provisions in prior years, including the first two quarters of fiscal year 2007. In addition, the Company is evaluating the impact of FIN 48, which is applicable to the Company’s fiscal quarter ended September 30, 2007. As a result, the Company’s effective tax rate is expected to be higher than previously reported.

The Company has incurred costs related to the investigation, transfer pricing and FIN 48 analyses, preparation of tax return amendments, and reconstruction of its financial statements of approximately $23 million as of September 30, 2007, of which approximately $9 million were incurred in the Company’s fiscal year ended June 30, 2007.

As part of the Company’s environmental review process, the Company has provided certain disclosures of potential permit violations and other matters to local environmental authorities with respect to its Mesa, Arizona and Temecula, California facilities.  The Company has taken steps to correct the alleged deficiencies and is involved in discussions with local authorities to resolve these issues; however, in connection with the Mesa, Arizona facilities, in the fiscal quarter ended September 30, 2007, the Company received a notification of proposed penalty from local environmental authorities in the amount of approximately $2.4 million.  The Company is disputing the appropriateness of the penalty and remains in discussion with local authorities on the matter.

Although the Company’s investigation continues and the Company is assessing the impact of the findings to date of the investigation, the Company believes it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months.

At this time, there can be no assurance that the continuing investigation will not identify additional issues that may have a material impact on the Company or its financial statements. The Company reiterates that its financial statements for the prior periods described in Part III of this Form 12b-25 should not be relied upon.

Cautionary Information Regarding Forward-looking Statements

This Form 12b-25 includes some “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “may”, “should”, “will”, or “expects” or the negative or variations thereof. Such forward-looking statements include, among other things, our statements that (i) the Company’s plans to reflect certain previously sold customer invoices under this Japan subsidiary's accounts receivable facility as advances and short term debt; (ii) the Company will record, in connection with the sale of its Power Control Systems business, a substantial gain net of other charges related to the divestiture of that business during the six months ended June 30, 2007, (iii) the Company expects to record in the first quarter of its 2008 fiscal year an approximately $6 million non-cash charge in connection with the final maturity and payment of the Notes and the concurrent termination of related interest rate swap transactions previously reported by the Company, (iv) changes in the Company’s tax liabilities with respect to the Tax Matters described in Part III will require a restatement of tax liabilities and tax provisions in prior years, including the first two quarters of fiscal year 2007 and the Company's expectation of a higher effective tax rate than previously reported, (v) the Company believes certain amounts of foreign tax refunds and additional foreign tax payments will result in a net tax refund, (vi) the Company's anticipation that it will report approximately $760 million in cash, cash equivalents and investments, with an expectation of a $0.6 million total debt balance at fiscal quarter ended September 30, 2007, and (vii) the Company believes that it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months.

Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company’s actual results include the results of the continuing review into the accounting irregularities; the impact of the accounting errors, including without limitation, any such errors related to matters previously classified as part of the Company’s 2002 restructuring activities, on the Company’s results of operations and financial statements; the impact of tax uncertainties on the Company’s cash, financial statements and effective tax rate and the requirements for restatement of its tax liabilities and provisions; the amount and timing of the restatement of the Company’s financial statements; unanticipated factors that may alter the gain or other charges related to the Company’s divestiture of its Power Control Systems business; unexpected costs of investigation, tax assistance and/or reconstruction; unanticipated needs for working capital beyond the Company’s current cash and financial resources; and the impact of any restatement on the Company’s credit agreements and other material agreements; the extent of the weaknesses in the Company’s internal control over financial reporting, and other various uncertainties disclosed in the Company’s reports filed with the Securities and Exchange Commission, including its most recent reports on Forms 10-K and 10-Q (without regard to the financial information described therein). As noted in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007, the Company has not timely filed its annual report on Form 10-K for its fiscal year ended June 30, 2007. While the Company plans to file the report as promptly as practicable following completion of the Company’s previously disclosed investigation, and the reconstruction and restatement of financial statements and other matters described in the company’s public filings with the SEC, there can be no assurance that the Company will be able to file the Form 10-K within the time required by the rules of the New York Stock Exchange and discretionary extensions, if any. If the Company cannot timely file within the time required by the NYSE, then the Company’s common stock may become delisted from the exchange which, among other things, would adversely affect the ability to trade such shares freely, restrict liquidity in the market for such shares and have a material adverse affect on our stock price.

INTERNATIONAL RECTIFIER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By	/s/ LINDA PAHL
Linda Pahl
Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).